Alamos Gold Announces Friendly Acquisition of Argonaut Gold
Unlocking Value Through the Creation of One of Canada’s Largest and Lowest Cost Gold Mines
TORONTO, ONTARIO (March 27, 2024) – Alamos Gold Inc. (“Alamos”) (TSX:AGI; NYSE:AGI) and Argonaut Gold Inc. (“Argonaut”) (TSX:AR) are pleased to announce that they have entered into a definitive agreement (the “Agreement”) whereby Alamos will acquire all of the issued and outstanding shares of Argonaut pursuant to a court approved plan of arrangement (the “Transaction”).
As part of the Transaction, Alamos will acquire Argonaut’s Magino mine, located adjacent to its Island Gold mine in Ontario, Canada. The integration of the two operations is expected to create one of the largest and lowest cost gold mines in Canada. Through the use of shared infrastructure, Alamos expects to unlock significant value with immediate and long-term synergies expected to total approximately US$515 million1. The addition of Magino is expected to increase Alamos’ combined gold production to over 600,000 ounces per year, with longer term production potential of over 900,000 ounces per year. The combination materially enhances Alamos’ position as a leading, Canadian focused, intermediate producer, with growing production and declining costs.
Concurrently with the Transaction, Argonaut’s assets in the United States and Mexico will be spun out to its existing shareholders as a newly created junior gold producer (“SpinCo”). SpinCo will own the Florida Canyon mine in the United States, as well as the El Castillo Complex, the La Colorada operation, and the Cerro del Gallo project, located in Mexico.
Under the terms of the Agreement, each Argonaut common share outstanding will be exchanged for 0.0185 Alamos common shares and 1 share of SpinCo2 (the “Exchange Ratio”). The Exchange Ratio implies estimated total consideration of C$0.40 per Argonaut common share, or US$325 million. This represents a 34% premium based on Argonaut’s and Alamos’ closing prices on March 26, 2024 on the Toronto Stock Exchange (“TSX”), and a 41% premium based on both companies’ 20-day volume-weighted average prices. Total consideration includes C$0.34 of Alamos common shares, based on the closing price of Alamos common shares on the TSX on March 26, 2024, and SpinCo common shares with an estimated value of C$0.063. Alamos expects to issue approximately 20.3 million common shares as part of the Transaction, representing an equity value of approximately US$276 million on a fully diluted in-the-money basis, and an enterprise value of US$516 million.
Upon completion of the Transaction, existing Alamos and Argonaut shareholders will own approximately 95% and 5% of the pro forma company, respectively.
Transaction Highlights
•Creation of one of Canada’s largest, lowest cost and most profitable gold mines – combined Magino and Island Gold mines are expected to produce approximately 280,000 ounces in 20244, and increase to over 400,000 ounces per year at first quartile costs, following the completion of the Phase 3+ Expansion in 2026. The two deposits contain Mineral Reserves of 4.1 million ounces, and total Mineral Reserves and Resources of 11.5 million ounces supporting a mine life of more than 19 years5, with significant exploration upside
•Immediate value creation – the combination of Island Gold and Magino is expected to unlock pre-tax synergies of approximately US$515 million1 over the life of mine. This includes operating synergies of US$375 million, through the use of the larger centralized mill and tailings facility at Magino, and capital savings of US$140 million with the mill and tailings expansions at Island Gold no longer required
•Enhances position as a leading intermediate gold producer – combined near-term gold production is expected to increase approximately 25% to over 600,000 ounces per year4, with longer term growth potential to over 900,000 ounces per year, at declining costs

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•Leading Canadian exposure supporting a low political risk profile – with 88% of the combined Company’s net asset value6 supported by its Canadian assets, solidifying Alamos’ position as the 3rd largest gold producer in Canada
•Longer-term upside potential – significant further upside potential at both Magino and Island Gold through an expansion of a single optimized milling complex at Magino
•Stronger financial capacity – to complete the ramp up and optimization of the Magino mine, unlocking the full potential of the operation. Stronger overall cash flow generation to support portfolio of organic growth projects, including the Phase 3+ Expansion at Island Gold, and Lynn Lake
“This is a logical and attractive transaction for both companies. The combination of the adjacent Island Gold and Magino mines will immediately unlock tremendous value, with significant longer-term upside through further optimizations of the combined operation, and ongoing exploration success. Both assets complement each other well with large Mineral Reserve and Resource bases, long mine lives, and existing infrastructure that can support the bright future for the larger combined operation. Together, Island Gold and Magino will create one of the largest and most profitable mines in Canada, further enhancing our leading position as a Canadian focused intermediate gold producer,” stated John A. McCluskey, President and CEO of Alamos Gold.
“After considering a broad range of alternatives, we believe this Transaction provides a unique opportunity to place Magino in the hands of a well-capitalized and well-run company, who will be able to realize significant synergies given the proximity of the adjacent Island Gold Mine. We believe with adequate capital and an optimal expansion at Magino, the mine will deliver significant value to all stakeholders. We are grateful to our team at Magino for their significant contribution and hard work during mine and mill ramp-up. Similarly, we thank our exceptional teams in Mexico and Nevada for their continued hard work throughout the years,” stated Richard Young, President and CEO of Argonaut Gold.
Benefits to Alamos Shareholders
•Operating and capital synergies of US$515 million1 through the integration of Island Gold and Magino
•Larger, established mill and tailings infrastructure at Magino to accommodate the rapidly growing Mineral Reserve and Resource base at Island Gold
•Enhanced near and longer-term growth profile with production increasing to over 600,000 ounces per year4, and longer-term potential of 900,000 ounces per year
•Further production upside potential through the optimization and expansion of the Magino – Island Gold complex
•Strengthens core portfolio with addition of a fourth core, long-life producing mine with a large Mineral Reserve and Resource base, and exploration upside
•Accretive across key financial and operational per share metrics including net asset value, cash flow, production and Mineral Reserves
•Expands upon leading exposure to Canada with 88% of net asset value6 supported by Canadian assets
•Stronger operating cash flow to support organic growth projects including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project
Benefits to Argonaut Shareholders
•Significant premium of approximately 41% based on the 20-day volume-weighted average prices of both companies
•Ongoing participation in the substantial synergies generated from the integration of Island Gold and Magino

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•Exposure to Alamos’ high quality portfolio of assets, including diversified North American gold production and strong growth profile
•Enhanced financial capacity to complete ramp up and optimization of the Magino mine
•Maintain exposure to Magino’s operating and exploration upside potential
•Significantly enhanced capital markets exposure and trading liquidity
•Provides ongoing return of capital for shareholders through participation in Alamos’ quarterly dividend
•Ownership of SpinCo providing continued exposure to Argonaut’s operating and exploration upside potential within its United States and Mexican assets
Private Placement Transaction
In connection with the Transaction, Alamos has agreed to provide Argonaut with a private placement equity financing in the amount of C$50 million priced at an 8% discount to Argonaut’s 5-day volume-weighted average share price as of March 26, 2024. This will provide Alamos with a 14% interest in Argonaut on an issued and outstanding basis. This financing will allow Argonaut to fund its immediate liquidity needs related to its loan facilities and operations. The Private Placement Transaction is expected to close in early April 2024.
SpinCo
SpinCo will own the Florida Canyon mine in the United States, as well as the El Castillo Complex, the La Colorada operation, and the Cerro del Gallo project, located in Mexico. Upon SpinCo going public, Alamos has agreed to subscribe for a further US$10 million to obtain a 19.9% interest in SpinCo.
Transaction Summary
The proposed Transaction will be completed pursuant to a plan of arrangement completed under the Business Corporations Act (Ontario). The Transaction will require approval by 66 2/3% of the votes cast by the shareholders of Argonaut at a special meeting of Argonaut shareholders expected to be held in June 2024. The directors and members of senior management of Argonaut, as well as Argonaut’s two largest shareholders have entered into support agreements pursuant to which they agreed to vote their shares in favor of the proposed Transaction.
In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including fiduciary-out provisions, non-solicitation covenants, and the right to match any superior proposals. Additionally, a break fee in an amount of C$20 million is payable to Alamos by Argonaut in certain circumstances, if the Transaction is not completed, and an expense reimbursement fee is payable by Alamos to Argonaut in certain circumstances, if the Transaction is not completed.
Full details of the Transaction will be included in the meeting materials which are expected to be mailed to Argonaut shareholders in May 2024.
Voting Support Agreements
Argonaut’s two largest shareholders, representing approximately 40% of Argonaut’s common shares outstanding, have entered into lock-up agreements in support of the Transaction.
Boards of Directors’ Recommendations
The Agreement has been unanimously approved by the Boards of Directors of Alamos and Argonaut, and Argonaut’s board recommends that their shareholders vote in favor of the Transaction.

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The Board of Directors of Argonaut has received an opinion from Cormark Securities Inc. that based upon and subject to the assumptions, limitations, and qualifications stated, the consideration to be received by Argonaut shareholders pursuant to the Transaction is fair, from a financial point of view, to Argonaut shareholders.
Advisors and Counsel
CIBC Capital Markets is acting as financial advisor to Alamos and its Board of Directors. Torys LLP is acting as Alamos' legal advisor.
Scotiabank is acting as financial advisor to Argonaut and its Board of Directors. Bennett Jones LLP is acting as Argonaut’s legal advisor. HBH Strategic Advisors acted as counsel to Argonaut’s Special Committee.
Conference Call and Webcast
Alamos and Argonaut will host a joint conference call and webcast on Wednesday, March 27, 2024 at 8:30 a.m. Eastern time for members of the investment community to discuss the Transaction. Participants may join the conference call using the following call-in details:
•Local and international: 1-800-319-4610
•Toronto Local: 1-416-915-3239

A live webcast of the conference call will be available at www.alamosgold.com or www.argonautgold.com.
A replay of this conference call will be available until April 27, 2024. The replay numbers are:
•Local and international: 1-855-669-9658
•Replay passcode: 0778

An archived version of the webcast will be available at www.alamosgold.com or www.argonautgold.com.

About Alamos Gold Inc.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

Argonaut Gold Inc.
Argonaut Gold is a Canadian-based gold producer with a portfolio of operations in North America. Focused on becoming a low-cost, mid-tier gold producer, the Company’s flagship asset, Magino Mine, is expected to become Argonaut’s largest and lowest cost mine. The Company is pursuing potential for re-development and additional growth at the Florida Canyon Mine in Nevada, USA. Together, the Magino and Florida Canyon mines are the Company’s cornerstone assets that will drive Argonaut through this pivotal growth stage. The Company also has one additional operating mine in Mexico, the San Agustin Mine in Durango. Argonaut Gold trades on the TSX under the ticker symbol “AR”.

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For further information please visit the Alamos and Argonaut websites at www.alamosgold.com or www.argonautgold.com or contact:

Scott K. Parsons	Joanna Longo
Senior Vice President, Investor Relations	Investor Relations
(416) 368-9932 x 5439	Argonaut Gold Inc.
sparsons@alamosgold.com	joanna.longo@argonautgold.com

Technical Information
Chris Bostwick, FAusIMM, Alamos Gold's Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information regarding Alamos and its projects contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator's National Instrument 43-101 ("NI 43-101").
Marc Leduc, P.Eng., Argonaut’s Chief Operating Officer, has reviewed and approved the scientific and technical information regarding Argonaut and its projects contained in this news release. Marc Leduc is a Qualified Person within the meaning of NI 43-101.
Alamos Cautionary Statement
This News Release contains “forward-looking information” and “forward-looking statements” as those terms are defined under applicable Canadian and U.S. securities laws. All statements in this News Release other than statements of historical fact, which address results, outcomes, or developments that Alamos and Argonaut expect to occur are, or may be deemed to be, “forward-looking statements” and are based on expectations, estimates and projections as at the date of this News Release. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “expect”, “potential”, “estimate”, “assume”, “anticipate”, “intend” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this News Release include (without limitation) information, statements, predictions, assumptions and expectations pertaining to: the receipt of court and regulatory approvals for the Transaction; completion of the acquisition of Argonaut by Alamos; benefits and advantages of the Transaction; synergies to be created by the integration of the Island Gold mine and the Magino mine including but not limited to the use of shared infrastructure and the unlocking of significant value; increased gold production and long term production potential; cash flow generation; declining cost profile of Alamos; size and profitability of the combined Island Gold and Magino mines; the creation of SpinCo; Mineral Reserves and Resources; mine life; exploration upside potential; support for Alamos’s organic growth projects and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Alamos cautions that forward looking statements are necessarily based upon a number of factors that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political, and competitive uncertainties, and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Risk factors that may affect the ability to achieve the expectations set forth in the forward-looking statements in this News Release include, but are not limited to: not receiving the requisite approvals for completion of the Transaction; anticipated production estimates and production growth rates assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; anticipated capital expenditures and other cash costs assume

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foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance, the need to hire external resources and accelerated capital plans; expected profits and free cash flow assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments; reserves and resources, which are forward-looking statements by their nature, involve implied assessment and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates. Other factors include ongoing permitting requirements and risks in obtaining and maintaining necessary licences, permits and authorizations for development stage and operating assets; the ability to work with local populations; employee and community relations; the actual results of current and future exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; future prices of gold; the speculative nature of mineral exploration and development; fluctuations in the price of commodities such as diesel fuel, natural gas and electricity; the impact of litigation and administrative proceedings and any resulting court, arbitral and/or administrative decisions; disruptions affecting operations; risks associated with the startup of new mines; delays in or with the Phase 3+ Expansion at Island Gold; construction decisions and any development of the Lynn Lake Project; inherent risks associated with mining and mineral processing; the risk that mines may not perform as planned; increased costs associated with mining inputs and labour; contests over title to properties; changes in applicable laws; risk of loss due to sabotage, protests and other civil disturbances; costs and timing of construction and development of new deposits; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.
For a more detailed discussion of other risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this News Release, see Alamos’ latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR+ website at www.sedarplus.ca or on EDGAR at www.sec.gov, which should be reviewed in conjunction with the information, risk factors and assumptions found in this News Release.
Alamos disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Alamos Cautionary Note to U.S. Investors
All references to Resource and Reserve estimates included in this News Release are made in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that may be reported as “Proven Mineral Reserves”, “Probable Mineral Reserves”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred

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Mineral Resources” under NI 43-101 would be the same had the Mineral Reserve or Mineral Resource estimates been prepared under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as Reserves. Accordingly, investors are cautioned not to assume that any Measured Mineral Resources, Indicated Mineral Resources, or Inferred Mineral Resources that are reported are or will be economically or legally mineable.
Argonaut Cautionary Statement
Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects or future financial or operating performance, constitutes “forward-looking statements”. Forward-looking statements are frequently characterized by words such as “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe(s)”, “potential”, or statements that certain events or conditions “may”, “should” or “will” occur, and similar expressions. This press release contains forward-looking statements and forward-looking information including, but not limited to: the timing and ability to refinance the existing term loan, the results of independent engineer technical reviews, the estimation of the Mineral Reserves and Resources, the realization of Mineral Reserve and Resource estimates, expected capital expenditures, costs and timing of development of new deposits, success of exploration activities and permitting requirements.
Forward-looking statements are based on a number of assumptions, opinions and estimates, including estimates and assumptions in regards to the factors listed below that, while considered reasonable by the Company as at the date of this press release based on management’s experience and assessment of current conditions and anticipated developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these assumptions are based on factors and events that are not within the control of Argonaut and there is no assurance they will prove to be correct. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: the Company’s ability to continue as a going concern, satisfying the conditions precedent for further draws on the Loan Facilities, satisfying ongoing covenants under the Loan Facilities, results of independent engineer technical reviews, the availability and change in terms of financing, the possibility of cost overruns and unanticipated costs and expenses, the ability of the Magino mine to be one of the largest and lowest cost gold mines, the winding down of the Mexican mines, the impact of inflation on costs of exploration, development and production, risk of employee and/or contractor strike actions, the future price of gold and silver, the estimation of the Mineral Reserves and Resources, the realization of Mineral Reserve and Resource estimates, the timing and amount of estimated future production at the Magino mine, Florida Canyon mine, La Colorada mine, San Agustin mine and El Castillo mine, mine closure plans for the La Colorada mine and El Castillo mine, costs of production (including cash cost per gold ounce sold), expected capital expenditures, costs and timing of development of new deposits, success of exploration activities, permitting requirements, currency fluctuations, the ability to take advantage of forward sales agreements profitably, the ability to recover property potentially impaired by third party insolvency proceedings, requirements for additional capital, government regulation of mining operations, environmental risks and hazards, title disputes or claims, limitations on insurance coverage, the use of proceeds from financings, the potential sale of the Company’s non-core Mexican assets, and the timing and ability to refinance the existing Term Loan.
These factors are discussed in greater detail in the Argonaut's most recent Annual Information Form dated March 31, 2023, and in the most recent Management’s Discussion and Analysis for the three and twelve months ended December 31, 2023, both filed under the Company’s issuer profile on SEDAR+. Argonaut cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.

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Forward-looking statements included in this press release speak only as of the date of this press release. Although Argonaut has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Argonaut undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change except as required by applicable securities laws.
Endnotes:
(1) Synergies are pre-tax and undiscounted. On a discounted basis, this represents an after-tax net present value of US$250 million
(2) Shares issued in SpinCo as part of the Exchange Ratio do not reflect a planned 10:1 share consolidation upon SpinCo going public
(3) Based on consensus analyst estimates for the underlying assets and comparable peer market multiples
(4) Based on the midpoint of Alamos’ and Argonaut’s 2024 production guidance
(5) Island Gold mine life based on 2023 Mineral Reserves and Resources assuming Phase 3+ Expansion Study Mineral Resource conversion rate. See Mineral Reserve & Resource estimates and associated footnotes in press release dated February 20, 2024. Magino’s mine life based on 2022 Feasibility study
(6) Based on consensus analyst net asset value estimates for mining assets

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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